June 17, 2014

Re:	Murphy Oil Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 8-K Dated April 30, 2014

File No. 1-8590

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schwall:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 3, 2014 with respect to the above filings of Murphy Oil Corporation (the “Company”). For ease of review, the Staff’s comments from that letter are included below in italicized text, which are then followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Risk Factors, page 14

Potential federal or state regulations regarding hydraulic fracturing, page 16

1.	Please expand this risk factor to address specifically, if material, any financial and operational risks associated with hydraulic fracturing, such as underground migration, surface spillage, and mishandling of fluids, including chemical additives, apart from the risk posed by potential regulation. We note your related disclosures at pages 42 and 44.

Response: The Company will include the following risk factor in its Form 10-Q for the quarter ending June 30, 2014, and will update it as circumstances require in future filings.

Hydraulic fracturing exposes us to operational and regulatory risks.

The Company uses a technique known as hydraulic fracturing whereby water, sand and other chemicals are injected into deep oil and gas bearing reservoirs. This process creates fractures in the rock formation within the reservoir which enables oil and natural gas to migrate to the wellbore. The Company primarily uses this technique in the Eagle Ford Shale in South Texas and in Western Canada. Our hydraulic fracturing operations subject us to operational risks inherent in the drilling and production of oil and natural gas, including relating to underground migration or surface spillage due to uncontrollable flows of oil, natural gas, formation water or well fluids, as well as any related surface or ground water contamination, including from petroleum constituents or hydraulic fracturing

Mr. H. Roger Schwall Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 17, 2014

chemical additives. Ineffective containment of surface spillage and surface or ground water contamination resulting from our hydraulic fracturing operations, including from petroleum constituents or hydraulic fracturing chemical additives, could result in environmental pollution, remediation expenses and third party claims alleging damages, which could adversely affect our financial condition and results of operations. In addition, hydraulic fracturing requires significant quantities of water. Any diminished access to water for use in the process could curtail our operations or otherwise result in operational delays or increased costs.

Hydraulic fracturing is generally regulated by the states, although certain hydraulic fracturing activities are also subject to existing and proposed federal regulations, including pursuant to the Safe Drinking Water Act and the Clean Air Act. In June 2011, the State of Texas adopted a law requiring public disclosure of information regarding components used in the hydraulic fracturing process. Similar disclosure requirements have also been implemented or proposed in other states and by the United States. The Canadian provinces of British Columbia and Alberta have also issued regulations related to hydraulic fracturing activities under their jurisdictions. It is possible that these and other jurisdictions may adopt further laws or regulations which could render the process less effective, drive up its costs or otherwise prohibit hydraulic fracturing activities in certain locations. If any such action is taken in the future, our production levels could be adversely affected or our costs of drilling and completion could be increased.

Exhibits

2.	Please file your credit facility and any amendments thereto, pursuant to Item 601(b)(10) of Regulation S-K, or explain to us why you have not filed these agreements. In that regard, we note that the credit facility limit was increased to $2.0 billion during the year ended December 31, 2013, and we note also your statement at page 41 regarding the likelihood of borrowing under the facility during 2014.

Response: The Company will file the credit facility, including material amendments thereto, with its Form 10-Q for the quarter ending June 30, 2014.

Form 8-K Dated April 30, 2014

3.	The first three paragraphs of the news release included under Exhibit 99.1 to your Form 8-K include presentations and discussions of adjusted earnings and EBITDA, but not net income. Rather, it appears that net income is not presented until page 5 of the news release, and that there is no discussion of net income. Explain to us why you believe this presentation complies with the requirements of Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company is grateful for the Staff calling this to its attention and will ensure that in the future, its disclosures furnished pursuant to Item 2.02 of Form 8-K will comply in all respects with Instruction 2 to Item 2.02 and Item 10(e)(1)(i)(A) of Regulation S-K, including the requirement that when non-GAAP financial measures are presented, the most directly comparable financial measure presented in accordance with GAAP is presented with equal or greater prominence.

Mr. H. Roger Schwall Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 17, 2014

*        *        *

In connection herewith, Murphy Oil Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Very truly yours, /s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald Executive Vice President and Chief Financial Officer

Cc: Karina V. Dorin (Securities and Exchange Commission, Division of Corporation Finance)